SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Free Translation from the original in Portuguese

São Paulo, April 10, 2007.

To
COMISSÃO DE VALORES MOBILIÁRIOS - CVM
Rua Sete de Setembro, 111 - 26º andar, Centro
Rio de Janeiro - RJ

Re.: Substitution of Independent Auditor

Dear Sirs,

In compliance with the disposition of Normative Instruction No. 308/99 (“IN 308”), we inform you that, on April 9, 2007, the Company executed an Agreement for the Rendering of Auditing Services with KPMG Auditores Independentes (“KPMG”). Therefore, as from that date, KPMG substitutes Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) as the Company’s independent auditor.

The purpose of such substitution was the unification of the Company’s independent auditors with its controllers’ independent auditors in Brazil and abroad, and respects the rotation parameters of independent auditors established in article 31 of IN 308.

In addition, we inform you that we were totally satisfied with the auditing services rendered by Deloitte during the period in which it was the Company’s auditors and we recognize that the services were rendered following the highest quality, independence and ethics standards.

We remain at your entire disposal for any clarification deemed necessary.

Sincerely,

Companhia de Bebidas das Américas - AmBev
P.p. Rodrigo Ferraz P. Cunha	Silvio José Morais

Agreed:

Deloitte Touche Tohmatsu Auditores Independentes
Altair Rossato

Companhia de Bebidas das Américas-AmBev - CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 - 4º andar
Itaim - São Paulo - SP - CEP: 04530-001
Fone: (011) 2122-1201 - Fax: (011) 2122-1526

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.